Ecopetrol’s “New Era”: The Company Announces Pricing of US$2.0 Billion in International Bonds to Optimize Its Debt Profile

Bogota, D.C., November 10, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, it has successfully priced an SEC-registered offering of US$2.0 billion 7.875% Notes due 2034 (the “Notes”) with strong demand received from both domestic and international investors which reinforces market confidence in Ecopetrol’s renewal and strategic transformation. The peak orderbook was approximately US$6.93 billion, or approximately 3.5 times the principal amount offered, from more than 235 investors in the United States, Europe, Asia and Latin America.

The strength and diversification of investor demand enabled Ecopetrol to achieve the lowest spread relative to the Republic of Colombia in an international debt offering over the last five years, underscoring the Company’s ability to access global capital markets on competitive terms. Settlement is expected to occur on November 12, 2026, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering (i) to fund the redemption of US$810 million aggregate principal amount of its outstanding 8.625% Notes due 2029 (the “2029 Notes”) and (ii) to repay in full the short-term acquisition financing used to fund the Company’s acquisition of an equity interest in Brava Energia S.A. on August 17, 2026, in each case as described in the prospectus supplement.

Through this transaction, the new management team of the Ecopetrol Group reinforces its proactive debt management strategy, as the operation replaces existing liabilities and does not increase the Company’s overall indebtedness. In addition, it reduces near-term debt maturities, mitigates refinancing risk, and preserves the Company’s liquidity position and financial flexibility.

The key terms of the offering were as follows:

Offering Summary
Tenor	8 years
Transaction Date	November 9, 2026
Settlement Date	November 12, 2026
Maturity Date	November 12, 2034
Principal Amount	USD 2.0 billion
Yield	7.980%
Coupon Rate	7.875%
Issue Price	99.388%
Interest Payment Frequency	Semi-annual
Ratings (Moody’s/S&P/Fitch)	Ba2 / BB-/ BB

The redemption of the 2029 notes is scheduled to occur on November 19, 2026. The final size of the transaction will be determined and communicated on that date.

Additional information regarding the terms and conditions of these transactions is available in the documents filed with the U.S. Securities and Exchange Commission (SEC), which investors are encouraged to review:

https://www.sec.gov/Archives/edgar/data/1444406/000110465926124228/0001104659-26-124228-index.htm.

The transaction was authorized by the Colombian Ministry of Finance and Public Credit pursuant to Resolution No. 2595 dated November 9, 2026.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) relating to the offering of the securities referred to in this communication. This material information release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state or jurisdiction outside the United States where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state, country, or other jurisdiction. Any offering of securities will be made solely by means of the prospectus and the related prospectus supplement.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co